Exhibit B

HIGHLY CONFIDENTIAL & SUBJECT TO CONTRACT

3 September 2025

OCM Njord Holdings S.à r.l. (“OCM” or “you”)
26A Boulevard Royal
L-2449 Luxembourg

Subject: TORM plc (the “Company”)

Dear Sirs

Thank you for giving Hafnia Limited (together with its subsidiaries, “Hafnia” or “we”), the opportunity to evaluate the potential acquisition of 14,156,061 A shares of US$0.01 each in the Company (“A Shares”) currently held by OCM (the “Sale Shares”) and representing approximately 14.45% of the Company’s issued share capital (the “Transaction”).

Further to our recent discussions, we are pleased to submit the following firm offer (subject to contract) on behalf of Hafnia for the Sale Shares (the “Offer”).

1.	Consideration

Subject to the conditions herein, our Offer for the acquisition of the Sale Shares is on the following terms: US$ 22 for each Sale Share (the “Offer Price”) representing a total purchase price of US$ 311,433,342.

We hereby confirm that:

a.
the Offer Price will be paid in full in cash at completion of the Transaction (“Completion”) and no deduction, adjustment or set-off will be made in respect of, any taxes, withholding, fees and other costs or expenses associated with the Transaction; and

b.
if, in the ordinary course of business and in accordance with the Company’s dividend policy as of the date of this letter, any dividend, distribution and/or other return of capital or value (a “Distribution”), is announced, declared, made or paid or becomes payable in respect of the Sale Shares prior to completion of the Transaction, , OCM shall be entitled to retain the full amount of such Distribution and no corresponding reduction, adjustment or set-off will be made to the Offer Price.

2.	Conditions

Unless otherwise agreed by you in writing, we confirm that Completion will be solely conditional upon:

a.
the appointment of a single nominee proposed by you, following consultation with us, a director of the Company and that such nominee be appointed chair of the Company’s board of directors (the “Chair Appointment”);

b.
no material non-arms length transactions (such as share issuances below market price, except for ordinary course grants or issuance of securities pursuant to existing incentive programs) has been proposed or completed prior to Completion; and

c.
if applicable, the receipt of any approvals required (or the expiry of any applicable waiting periods) in respect of any mandatory, suspensory antitrust or foreign investment control approvals that we mutually agree are required to be obtained prior to Completion (the “Regulatory Clearances”).

In connection with the Chair Appointment, you confirm that: (i) the nominee will not be a person who is prohibited by applicable law or regulation from serving as a director and/or chair of the Company;
(ii) not be a person affiliated with either of us, and (iii) you will, as soon as reasonably practicable following a request from us or the Company (and in any event, sufficiently in advance of any applicable legal or regulatory deadline), provide full details of your nominee and all information that is required or that we reasonably consider to be desirable to be provided or disclosed in connection with the Chair Appointment (including, without limitation, any information required to be supplied under the Company’s articles of association or in connection with the listing of its A Shares on Nasdaq Copenhagen and Nasdaq New York); and (iii) the parties accept that such appointment may, when resolved, be expressed to be conditional upon (and take effect only from) Completion.

In connection with the Regulatory Clearances, we confirm that we and our legal advisers do not anticipate any substantive issues to arise and each party confirms its intention to fully co-operate with the other party and its legal advisers to complete the assessment of whether any Regulatory Clearances are required (including, where relevant, promptly the other party with all revenue, market share, jurisdictional and other information that is in the possession of such party, which may be required to complete such assessment). To the extent any such Regulatory Clearances are required, we will provide robust commitments in the definitive transaction documents (“Definitive Documents”) to obtain such Regulatory Clearances in a timely and efficient manner and on terms that are acceptable to us acting reasonable.

We also confirm that, prior to signing Definitive Documents, our legal advisers will co-operate with your legal advisers to obtain confirmation from the Panel on Takeovers and Mergers that Hafnia will not be considered to be “acting in concert” with OCM in relation to the Company for the purposes of the City Code on Takeovers and Mergers (the “UK Takeover Code”) and that the Transaction will not give rise to any other adverse consequences under the UK Takeover Code.

3.	Confirmations

We hereby confirm that:

a.
the submission of this Offer (including, without limitation, the Offer Price) and, if this Offer results in Definitive Documents being entered into, the consummation of the Transaction in accordance with its terms, has received preliminary internal and corporate approvals (including, without limitation, preliminary board, investment committee and/or shareholder approvals) and is not subject to any additional due diligence or other requirements;

b.
we have available funds, including drawing rights under existing credit facilities to fund the purchase of the Sale Shares in full at the Offer Price. Completion shall not be conditional on the availability or procurement of such financing;

c.
under the terms of the Definitive Documents, OCM shall provide customary warranties as to its legal and beneficial title to the Sale Shares and its capacity to enter into such Definitive Documents as well as knowledge-qualified warranties relating to no material non-public information and no inside information existing relating to the Company, but shall not otherwise be required to provide any business or other warranties, indemnities or guarantees in connection with the Transaction and customary covenants relating to the reasonable efforts obligation to ensure ordinary course conduct of the Company until Completion;

d.	we are acting as principal and not as agent for any third party in connection with the Transaction;

e.	by submitting this Offer, we are relying upon our own independent investigation and valuation of the Company; and

f.	save as expressly set out herein, this Offer is not subject to any additional conditions or pre- conditions.

We also confirm that we have engaged Plesner (Danish), Vedder Price (US), Herbert Smith Freehills Kramer (UK), Shook Lin & Bok (Singapore) and Thommessen (Norway), as our legal advisers in connection with the Transaction.

4.	Timing

We ask that you provide your response to this letter by 8pm (NYC) 3 September 2025. If no response has been received, this letter shall terminate in its entirety with immediate effect. If this Offer is of interest to you, we agree that we will work towards agreeing Definitive Documents as soon as practicable, with a target signing date of 5 September 2025 (subject to first having received the UK Takeover Code confirmations referred to in paragraph 2 above).

5.	Governing Law and Confidentiality

This Offer and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law. The courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Offer.

All information contained herein or related to the contents of this letter, including its existence, is confidential and should not be disclosed by you to anyone other than your subsidiaries, affiliates, directors, officers, employees and advisers that need to be informed in order to assist in assessing the contents of this Offer, except when compelled by law, regulator or similar.

Each party shall bear its own costs and expenses of its investigation and evaluation of the Transaction or the Company, including the fees and disbursements of advisers and any applicable fees or expenses in connection with the Regulatory Clearances (if any), and neither party shall have, under any circumstances, any claim for damages or costs against the other party or its respective subsidiaries, affiliates, directors, officers, employees and advisers in connection with the Transaction and/or this Offer.

Such Offer remains subject to contract and the conditions outlined above. No agreement between the parties or with any of their respective affiliates shall be deemed to exist until the parties enter into Definitive Documents regarding the subject matter herein.

We would like to confirm our sincere interest in the Transaction and are available at your earliest convenience to discuss possible next steps should the terms indicated in this Offer be acceptable to you.

Yours sincerely,

Hafnia Limited

By:	/s/ Ralph Juhl
Name: Ralph Juhl, EVP, Technical
Title: Authorised Signatory

AGREED AND ACCEPTED

/s/ Martin Eckel
for and on behalf of	Signature of authorised signatory

OCM NJORD HOLDINGS S.À R.L.	Martin Eckel
by its duly authorised signatories	Name of authorised signatory

Manager
Title of authorised signatory

/s/ Hugo Froment
Signature of authorised signatory

Hugo Froment
Name of authorised signatory

Manager
Title of authorised signatory